July 2015 Pricing Sheet dated July 31, 2015 relating to Preliminary Terms No. 426 dated July 22, 2015 Registration Statement No. 333-199966 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Contingent Income Auto-Callable Securities due August 8, 2016
Based on the Value of the S&P GSCITM Crude Oil Index Excess Return
 Principal at Risk Securities
PRICING TERMS — July 31, 2015
Issuer:	JPMorgan Chase & Co.
Underlying index:	S&P GSCITM Crude Oil Index Excess Return
Aggregate principal amount:	$3,246,000
Early redemption:
If, on any determination date (other than the final determination date), the closing level of the underlying index is greater than or equal to the initial index value, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date.  No further payments will be made on the securities once they have been redeemed.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:
•    If, on any determination date, the closing level or the final index value, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $40.00 (4.00% of the stated principal amount) per security on the related contingent payment date.
•    If, on any determination date, the closing level or the final index value, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:
November 2, 2015, February 1, 2016, May 2, 2016 and August 3, 2016, subject to postponement for non-trading days and certain market disruption events.  We also refer to August 3, 2016 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final index value is greater than or equal to the downside threshold level: • If the final index value is less than the downside threshold level:
(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
(i) the stated principal amount times (ii) the index performance factor.  This amount will be less than 80% of the stated principal amount and could be zero.

Downside threshold level:	181.93568 , which is equal to 80% of the initial index value
Initial index value:	227.4196, which was the closing level of the underlying index on the pricing date
Final index value:	The closing level of the underlying index on the final determination date
Index performance factor:	final index value / initial index value
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security (see “Commissions and issue price” below)
Pricing date:	July 31, 2015
Original issue date (settlement date):	August 5, 2015
Maturity date:
August 8, 2016, subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 2a-I or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Acceleration of the Notes” in the accompanying product supplement no. 2a-I and in “Risk Factors — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” in the accompanying product supplement no. 2a-I

CUSIP/ISIN:	48125UTZ5 / US48125UTZ56
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to public(1)	Fees and commissions	Proceeds to issuer
Per security	$1,000.00	$12.50(2)	$982.50
		$5.00(3)
Total	$3,246,000.00	$56,805.00	$3,189,195.00
(1)	See “Additional Information about the Securities — Supplemental use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the securities.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $12.50 per $1,000 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-79 of the accompanying product supplement no. 2a-I.
(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5.00 for each $1,000 stated principal amount security
The estimated value of the securities on the pricing date as determined by JPMS was $964.00 per $1,000 stated principal amount security.  See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.
The securities are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement no. 2a-I, underlying supplement no. 1a-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information about the Securities” in the accompanying preliminary terms.
Preliminary terms no. 426 dated July 22, 2015: http://www.sec.gov/Archives/edgar/data/19617/000114036115028302/formfwp.htm
Product supplement no. 2a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008404/e61363_424b2.pdf
Underlying supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf
Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.